

Saar Gur · 3rd

General Partner at CRV

San Francisco, California, United States · Contact info

500+ connections

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CRV

Stanford Graduate School of Business

Experience

General Partner and Venture Capitalist
CRV
Mar 2007 – Present · 14 yrs 7 mos
Menlo Park, CA

I am focused on working with entrepreneurs to build world changing companies. I have been very lucky to be an early investor in world-changing companies such as Doordash (seed), Patreon (seed), Ring (seed), Classpass (series A), Bird, Oportun and others.

Advisory Board Member
Cendana Capital
Jan 2012 – Present · 9 yrs 9 mos

Advisor/Angel Investor
Flixster, RockYou, Admob, Xobni, Voicestar, Frengo and others...
Jan 2006 – Present · 15 yrs 9 mos

Karma (acquired by Facebook), Flixster (sold to Warner Brothers), RockYou, Admob (Sold to Google), Xobni (Sold to Yahoo), Voicestar (sold to Marchex), Frengo (Sold to Opera), GreenPatch (Sold to Playdom/Disney), Snip.it (Sold to Yahoo), and others...

Co-Founder
BrightRoll (Formerly Postroller)
Jan 2006 – Present · 15 yrs 9 mos

Helped found Brightroll and get it off the ground. Brightroll is the leading video ad platform. Acquired by Yahoo in 2014 for $640m in cash.

Co-Founder
Carebadges.com (Acquired - Facebook Causes)
Jul 2006 – Present · 15 yrs 3 mos

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Education

Stanford Graduate School of Business
MBA
2001 – 2003
Activities and Societies: President of the GSB Entrepreneur Club (e-club)

University of Wisconsin-Madison
BS, Biochemistry and Molecular Biology

Education

Stanford Graduate School of Business
MBA
2001 – 2003
Activities and Societies: President of the GSB Entrepreneur Club (e-club)

University of Wisconsin-Madison
BS, Biochemistry and Molecular Biology
1994 – 1998

Volunteer experience

Fellow
The Aspen Institute
Jun 2017 – Present • 4 yrs 4 mos

Skills & endorsements

Start-ups · 99+

Endorsed by **Reid Hoffman and 62 others who are highly skilled at this**

Endorsed by **2 of Saar's colleagues at CRV**

Entrepreneurship · 74

Endorsed by **Reid Hoffman and 35 others who are highly skilled at this**

Endorsed by **12 of Saar's colleagues at Adteractive**

Strategy · 65

Endorsed by **Micha Kaufman and 13 others who are highly skilled at this**

Endorsed by **2 of Saar's colleagues at Stanford University Graduate School of Business**

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Recommendations

Received (3) | Given (6)

Jackson Gates
Investor at Manresa Ventures
July 17, 2008, Saar worked with Jackson in the same group

Saar is one of the most likable and well connected guys I've ever met. He understands the venture business as well as anyone and his advice is always on point. There have been times when I've ignored his advice and come to regret it. Saar doesn't have the ego to shove feedback down your throat so you have ... See more

Matthew Tomaszewicz
VP of Product & Engineering at Flexcap
June 19, 2007, Matthew worked with Saar but at different companies

I am continually impressed with Saar's ability to assess opportunities. His ability to grasp consumer behavior coupled with modeling the business associated to that behavior is amazing for his short time working in consumer media online. Highly recommend Saar if you want to understand your business more.

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Interests